Filed by Westvaco Corporation
                         pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 under
                                       the Securities and Exchange Act of 1934

                                        Subject Company:  Westvaco Corporation
                                                    Commission File No. 1-3013


The following slide was included in the Investor Relations Slide Presentation on September 18, 2001 prepared jointly by The Mead Corporation and Westvaco Corporation (the remaining slides were filed on September 17, 2001):


-------------------------------------------------------------------------------

[MEAD LOGO]                                                         PACKAGING

-------------------------------------------------------------------------------

MAJOR PRODUCTS

|X| Coated natural kraft paperboard for high-performance global beverage packaging systems and for folding carton applications

|X| Corrugating medium converted into              [Graphics showing an
    corrugated shipping containers for home         assortment of beverage
    and leisure, meat and poultry packing,          packaging]
    food processing and appliance
    manufacturing

OPERATING FACILITIES
    Cottonton, AL
    1,000,000 tons per year

    Stevenson, AL
    840,000 tons per year

    12 packaging plants in North America, Europe and Japan

          _
[MEADWESTVACO LOGO]                                                           7


                                      # # #


      The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

       Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

      Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, David L. Hopkins, Jr., Richard B. Kelson, Douglas S. Luke, William R. Miller, Jane L. Warner, Richard A. Zimmerman, Rudolph G. Johnstone, Jr., John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar and Wendell L. Willkie, II. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned approximately 4.8% of the outstanding shares of Westvaco's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

       Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each company's reports filed with the SEC.